UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)

Caribou Coffee Company, Inc.

(Name of Subject Company)

Caribou Coffee Company, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

142042209

(CUSIP Number of Class of Securities)

Dan E. Lee

General Counsel and Secretary

Caribou Coffee Company, Inc.

3900 Lakebreeze Avenue North

Brooklyn Center, Minnesota 55429

(763) 592-2200

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

Brian D. Wenger

Brett D. Anderson

Briggs and Morgan, P.A.

2200 IDS Center

80 South Eighth Street

Minneapolis, Minnesota 55402

(612) 977-8400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 8 to Schedule 14D-9 amends and supplements the Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”) originally filed by Caribou Coffee Company, Inc., a Minnesota corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on December 21, 2012, relating to the tender offer by JAB Beech Inc., a Delaware corporation (“Parent” or “JAB”), Pine Merger Sub, Inc., a Minnesota corporation and a wholly-owned subsidiary of Parent (“Purchaser” and, together with Parent, the “Offerors”), to purchase all outstanding shares of common stock, par value $0.01 per share (“Shares”), of the Company at a price of $16.00 per Share, net to the seller in cash (less any required withholding taxes and without interest), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 21, 2012 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Offerors’ Schedule TO (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), filed by Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on December 21, 2012.

Except as otherwise noted below, no changes are being made to the Schedule 14D-9.

Item 8.	Additional Information

The subsection of Item 8 entitled “Legal Proceedings” is hereby amended and supplemented to add at the end thereof the following:

“On January 7, 2013, an additional purported class action complaint was filed by a purported shareholder against the Company, Parent, Purchaser and the individual directors of the Company in the United States District Court, District of Minnesota captioned Morgan v. Caribou Coffee Company, Inc. et al. (the “Morgan Action”). The Morgan Action alleges breach of fiduciary duty claims against the individual defendants and aiding abetting claims against the Company, Parent and Purchaser. In addition, the action asserts a claim under Section 14 of the Exchange Act challenging certain disclosures made in the Schedule 14D-9.

The complaints in the Morgan Action all purport to be brought individually and on behalf of all shareholders of the Company and all purportedly seek to enjoin the effectuation of the proposed transaction. The complaint contains allegations substantially similar to the other actions described above and allege that the Offer price of $16 per share is inadequate and undervalues the Company. The complaint alleges that the Company’s director defendants breached their fiduciary duties to the Company’s shareholders in connection with the Offer and the Merger and that the proposed transaction is the product of conflicts of interest between the Company’s directors. Among other things, the complaints challenge the sale process, price, the Top-Up Option and certain alleged deal protection provisions in the Merger Agreement as unfair. The complaint further alleges that the Schedule 14D-9 contains materially misleading and incomplete information in violation of Section 14 of the Exchange Act. In particular, the complaint challenges the financial analysis and opinion provided by Moelis. The complaint also alleges that the Company, Parent and Purchaser aided and abetted such alleged breaches of the Company’s director defendant’s fiduciary duties.

The action seeks, among other relief: declaring the action to be a class action; injunctive relief enjoining the Offer and the Merger; rescinding, to the extent already implemented, the Offer or ordering rescissory damages; directing the Company, Parent, Purchaser and the Company’s director defendants to account to the shareholders for all damages suffered and to be suffered by them; declaring that the Schedule 14D-9 is materially misleading and contains omissions in violation of Section 14 of the Exchange Act and Rule 14a-9 promulgated thereunder, awarding compensatory damages in favor of the plaintiff for loss and damages, awarding costs and disbursements, including reasonable attorneys’ and experts’ fees; and granting any and all further relief as the court may deem just and proper.

The foregoing description is qualified in its entirety by reference to the complaint in the Morgan Action, a copy of which is filed as Exhibit (a)(5)(O) to the Schedule 14D-9, and which is incorporated herein by reference.”

Item 9. Exhibits

The exhibit table in the Schedule 14D-9 appearing in Item 9 is hereby amended and restated by the following:

Exhibit No.	Document

(a)(1)(A)	Offer to Purchase, dated December 21, 2012 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

(a)(1)(F)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form (incorporated by reference to Exhibit (a)(1)(F) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

(a)(2)(A)	Letter from Gary Graves, Non-Executive Chairman of the Company, to shareholders of the Company, dated December 21, 2012.*

(a)(5)(A)	Joint press release issued by the Company and JAB, dated December 17, 2012 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 17, 2012).

(a)(5)(B)	Opinion of Moelis & Company LLC, dated December 16, 2012 (attached hereto as Annex II).*

(a)(5)(C)	Summary Advertisement, published December 21, 2012 in The Wall Street Journal (incorporated by reference to Exhibit (a)(1)(G) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

(a)(5)(D)	Complaint filed by James Randolph Richeson in the District Court of the State of Minnesota, Fourth Judicial District on December 18, 2012 (incorporated by reference to Exhibit (a)(5)(B) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

(a)(5)(E)	Complaint filed by Greentech Research LLC in the District Court of the State of Minnesota, Fourth Judicial District on December 18, 2012 (incorporated by reference to Exhibit (a)(5)(C) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

(a)(5)(F)	Complaint filed by Suketu Shah, in the District Court of the State of Minnesota, Fourth Judicial District on December 20, 2012 (incorporated by reference to Exhibit (a)(5)(D) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

(a)(5)(G)	Order Granting Companioning of Cases, issued December 21, 2012 by the District Court of the State of Minnesota, Fourth Judicial District (incorporated by reference to Exhibit (a)(5)(E) to the Tender Offer Statement on Schedule TO, as amended, filed with the Securities and Exchange Commission by JAB and Purchaser on December 27, 2012).

Exhibit No.	Document

(a)(5)(H)	Complaint filed by Mary Arciero, in the District Court of the State of Minnesota, Fourth Judicial District on December 21, 2012 (incorporated by reference to Exhibit (a)(5)(F) to the Tender Offer Statement on Schedule TO, as amended, filed with the Securities and Exchange Commission by JAB and Purchaser on December 27, 2012).

(a)(5)(I)	Complaint filed by Jay Schufman, in the District Court of the State of Minnesota, Fourth Judicial District on December 21, 2012 (incorporated by reference to Exhibit (a)(5)(G) to the Tender Offer Statement on Schedule TO, as amended, filed with the Securities and Exchange Commission by JAB and Purchaser on December 27, 2012).

(a)(5)(J)	Frequently Asked Questions regarding Employee Stock Options, Restricted Stock, and Shares of Stock.*

(a)(5)(K)	Amended Complaint filed by James Randolph Richeson, in the District Court of the State of Minnesota, Fourth Judicial District on December 27, 2012 (incorporated by reference to Exhibit (a)(5)(H) to the Tender Offer Statement on Schedule TO, as amended, filed with the Securities and Exchange Commission by JAB and Purchaser on December 28, 2012).

(a)(5)(L)	Complaint filed by Thomas McCormack, in the District Court of the State of Minnesota, Fourth Judicial District on December 28, 2012 (incorporated by reference to Exhibit (a)(5)(I) to the Tender Offer Statement on Schedule TO, as amended, filed with the Securities and Exchange Commission by JAB and Purchaser on December 31, 2012).

(a)(5)(M)	Complaint filed by Delmar Bishop, in the District Court of the State of Minnesota, Fourth Judicial District on December 28, 2012 (incorporated by reference to Exhibit (a)(5)(J) to the Tender Offer Statement on Schedule TO, as amended, filed with the Securities and Exchange Commission by JAB and Purchaser on January 2, 2013).

(a)(5)(N)	Complaint filed by Ryan David Harrigill, in the District Court of the State of Minnesota, Fourth Judicial District on January 2, 2013 (incorporated by reference to Exhibit (a)(5)(K) to the Tender Offer Statement on Schedule TO, as amended, filed with the Securities and Exchange Commission by JAB and Purchaser on January 3, 2013).

(a)(5)(O)	Complaint filed by Steven Morgan, in the United States District Court, District of Minnesota on January 7, 2013 (incorporated by reference to Exhibit (a)(5)(L) to the Tender Offer Statement on Schedule TO, as amended, filed with the Securities and Exchange Commission by JAB and Purchaser on January 8, 2013).

(d)(1)	Agreement and Plan of Merger, dated as of December 16, 2012, among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 17, 2012).

(d)(2)	Confidentiality Agreement, dated December 7, 2012, between the Company and Parent (incorporated by reference to Exhibit (d)(2) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

(e)(1)	2001 Stock Option Plan (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1 filed July 19, 2005 (File No. 333-126691)).

(e)(2)	Amendment No. 1 to the 2001 Stock Option Plan (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1 filed July 19, 2005 (File No. 333-126691)).

(e)(3)	Form of Stock Option Grant and Agreement under 2001 Stock Option Plan (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1 filed July 19, 2005 (File No. 333-126691)).

(e)(4)	Amended and Restated 2005 Equity Incentive Plan (incorporated by reference to Annex A to the Company’s Definitive Proxy Statement on Schedule 14A filed March 27, 2012 (File No. 333-126691)).

(e)(5)	Form of Stock Option Grant and Agreement under Amended and Restated 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K filed March 25, 2011 (File No. 000-51535)).

(e)(6)	Form of Restricted Stock Award and Agreement under Amended and Restated 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K filed March 25, 2011 (File No. 000-51535)).

(e)(7)	Form of Directors and Officers Indemnification Agreement (incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K for the year ended January 1, 2006 (File No. 000-51535)).

(e)(8)	Employment Agreement with Michael J. Tattersfield, dated August 1, 2008 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed August 4, 2008 (File No. 000-51535)).

(e)(9)	Employment Agreement with Timothy J. Hennessy, dated September 9, 2008 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed September 9, 2008 (File No. 000-51535)).

(e)(10)	Caribou Coffee Company, Inc. 2012 Severance Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed December 17, 2012 (File No. 000-51535)).

(e)(11)	Amended and Restated Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K filed by the Company on March 25, 2011 (File No. 000-51535)).

(e)(12)	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Annual Report on Form 10-K filed by the Company on March 25, 2011 (File No. 000-51535)).

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CARIBOU COFFEE COMPANY, INC.

By:	/s/ Dan E. Lee
Name:	Dan E. Lee
Title:	Senior Vice President, General Counsel and Secretary

Dated January 8, 2013

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